Joshua A. Kaufman +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND HAND DELIVERY

April 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris, Special Counsel Amanda Ravitz, Assistant Director, Office of Electronics and Machinery Tom Jones, Legal Staff Attorney

Re:	Neuronetics, Inc. Draft Registration Statement on Form S-1 Submitted March 16, 2018 CIK No. 0001227636

Ladies and Gentlemen:

On behalf of Neuronetics, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated April 12, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 16, 2018 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Prospectus Summary, page 1

1.	Please revise the disclosure in your summary and elsewhere in your prospectus to identify the sources of the industry data.

The Company has added disclosure on pages 2, 3, 67, 85, 87, 97 and 108 of the Amended DRS to address the Staff’s comment.

2.	Please disclose any material disadvantages of your system.

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U.S. Securities and Exchange Commission

April 26, 2018

Page Two

The Company respectfully acknowledges the Staff’s comment and notes that the NeuroStar Advanced Therapy System has been approved by the U.S. Food and Drug Administration and thus has been determined to be safe and effective. The Company also believes that it has addressed the disadvantages of its business, including the NeuroStar Advanced Therapy System, in the Risk Factors section of the Amended DRS. The Company has added disclosure on page 6 of the Amended DRS to supplementally address the Staff’s comment.

Our Solution, page 4

3.	We note your disclosure that your treatment may take at least 19 minutes per session. Please revise to disclose the typical duration of each session and whether deviations from that standard may be expected. In addition, please clarify whether the duration of your treatment differs materially from that of your competitors.

The Company has added disclosure on pages 4, 95, 100 and 110 of the Amended DRS to address the Staff’s comment.

If we are unable to adequately train psychiatrists, page 13

4.	Please disclose how long it will take for training.

The Company has added disclosure on page 13 of the Amended DRS to address the Staff’s comment.

The lives of our patents may not be sufficient to effectively protect our products, page 28

5.	Please disclose the risk concerning the expiration of the patents covering your core technology.

The Company has added disclosure on page 28 of the Amended DRS to address the Staff’s comment.

Implications of Being an Emerging Growth Company, page 55

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and has separately provided to the Staff copies of the written communications presented to potential investors to date in reliance on Section 5(d) of the Securities Act, and will provide any further communications made during the duration of the registration process to the extent that they differ in any material respect from the written communications provided.

Market, Industry and Other Data, page 56

7.	Please tell us whether you commissioned any of the data that you attribute to third parties in your document.

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U.S. Securities and Exchange Commission

April 26, 2018

Page Three

The Company respectfully acknowledges the Staff’s comment and notes that, to assist in the development of its sales and marketing practices and campaigns, it commissioned a study conducted with Symphony Health, which is referenced on page 97 of the Amended DRS. The study conducted by Symphony Health was not commissioned specifically for use in connection with the proposed offering. The Company has added disclosure on pages 57 and 97 of the Amended DRS to supplementally address the Staff’s comment.

Use of Proceeds, page 57

8.	Please tell us whether the proceeds of this offering are sufficient to complete the approval process mentioned in the second bullet point of this section. If you need other material funds, disclose the amount that you need to complete the process.

The Company respectfully acknowledges the Staff’s comment and notes that, at this stage of development, it is not possible to predict to the total costs associated with completing the approval process of the NeuroStar Advanced Therapy System or a similar product for the treatment of post-traumatic stress disorder, bipolar depression or any other indication. The Company revised the disclosure on page 58 of the Amended DRS to indicate that it expects to use a portion of the proceeds for continued research and development efforts, which could include pursuing indications for bipolar depression and post-traumatic stress disorder, and have noted elsewhere that the Company will likely need additional proceeds to complete the development and approval of the system in any additional indications.

Distribution Agreement with Teijin Pharma Limited, page 78

9.	We note your reference to termination in certain limited circumstances. Please revise to clarify when the agreement may be terminated.

The Company has added disclosure on pages 79, 110, F-30 and F-31 of the Amended DRS to address the Staff’s comment.

Business, page 86

10.	Please expand the disclosure on page 86 to clearly explain each step you must take for your system to reach commercialization to treat bipolar depression and post-traumatic stress disorder.

The Company has added disclosure on pages 101 and 102 of the Amended DRS to address the Staff’s comment.

Our Strategy, page 96

11.	Please expand the reference in the third bullet point of this section to “a few select other countries” to identify the countries.

The Company has revised the disclosure on page 97 of the Amended DRS to address the Staff’s comment.

Principal Stockholders, page 147

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U.S. Securities and Exchange Commission

April 26, 2018

Page Four

12.	Please disclose the natural third person or persons who have voting and/or investment power for your securities held in the name of each entity included in your table.

The Company has added disclosure on page 151 of the Amended DRS to address the Staff’s comment.

Underwriting, page 163

13.	We note your disclosure in the last paragraph on page 163 about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

The Company has revised the disclosure on page 165 of the Amended DRS to address the Staff’s comment.

14.	Please provide more specific information regarding the past relationships with the underwriters mentioned in the penultimate paragraph on page 166.

The Company has revised the disclosure on page 168 of the Amended DRS to address the Staff’s comment.

Revenue Recognition, page F-10

15.	We note that you disclose on pages 67 and F-10 that your systems are offered on a rent-to-own basis to certain customers. Please revise the financial statements to disclose your accounting policies for these arrangements.

The Company has expanded its disclosure on pages 81 and F-10 of the Amended DRS to supplementally address the Staff’s comment.

Note 9. Debt, page F-18

16.	We note the final payment fees and deferred issuance costs associated with your credit facility. Please disclose the effective interest rate on this facility as of each balance sheet date presented. Refer to ASC 835-30-45-2.

The Company has added disclosure on pages 77, 78, F-19 and F-20 of the Amended DRS to supplementally address the Staff’s comment.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

U.S. Securities and Exchange Commission

April 26, 2018

Page Five

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:

Chris Thatcher, Neuronetics ,Inc.

Peter Donato, Neuronetics, Inc.

Divakar Gupta, Cooley LLP

Brandon Fenn, Cooley LLP

B. Shayne Kennedy, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com